AP 50 3/3/03

SECURITIES AND EXCHANGE COMMISSION 03001625
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASHINGTON, D.C. 181

SEC FILE NUMBER
8- 14810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARM SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH MAIN STREET
(No. and Street)

MINOT	ND	58703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT WALSTAD (701) 852-5292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

24 WEST CENTRAL P.O. BOX 848	MINOT	ND	58701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, ROBERT WALSTAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARM SECURITIES CORPORATION, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE WOOLUM
Notary Public, State of North Dakota
My Commission Expires Oct. 4, 2006

Signature

Pres

Title

Debbie Woolum

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (BALANCE SHEET)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARM SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF
INTEGRITY MUTUAL FUNDS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2002 AND 2001

WITH

INDEPENDENT AUDITORS' REPORT

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY
OF INTEGRITY MUTUAL FUNDS, INC.)

TABLE OF CONTENTS

	Pages
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Balance Sheets	2
Statements of Operation	3
Statements of Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-9
SUPPLEMENTARY INFORMATION	
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934	10
CLAIM OF EXEMPTION FROM RULE 15c3-3	11
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3	12-13

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Arm Securities Corporation
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Arm Securities Corporation (a wholly-owned subsidiary of Integrity Mutual Funds, Inc.) as of December 31, 2002 and 2001 and the related statement of operations, stockholders' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arm Securities Corporation as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 21, 2003

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

ARM SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 397,356	$ 922,995
Accounts/commissions receivable	199,936	237,852
Prepaid assets	20,664	72,915
Total current assets	$ 617,956	$ 1,233,762
PROPERTY AND EQUIPMENT	$ 46,204	$ 44,157
Less accumulated depreciation	(9,475)	(4,947)
Net property and equipment	$ 36,729	$ 39,210
TOTAL ASSETS	$ 654,685	$ 1,272,972

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Commissions and fees payable	$ 145,812	$ 178,445
Accrued expenses and payroll liabilities	19,424	90,621
Payable to parent company	0	177,877
Total current liabilities	$ 165,236	$ 446,943
STOCKHOLDERS' EQUITY		
Common stock., 1,000,000 shares authorized, .01 par value, 25,000 shares issued and outstanding	$ 250	$ 250
Additional paid-in capital	723,222	561,850
Retained earnings(accumulated deficit)	(234,023)	263,929
Total stockholders' equity	$ 489,449	$ 826,029
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 654,685	$ 1,272,972

SEE NOTES TO FINANCIAL STATEMENTS

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INCOME		
Interest and dividends	$ 7,359	$ 40,929
Commissions and fees	3,388,776	3,858,657
Total income	$ 3,396,135	$ 3,899,585
EXPENSES		
Commissions and fees	$ 2,662,374	$ 3,003,340
Professional fees	10,942	13,876
Advertising and promotion	154	2,438
Printing and postage	33,320	32,091
Dues, fees, registration	42,978	29,599
Salaries	314,775	392,713
Payroll taxes and benefits	42,117	44,648
Travel	35,684	36,904
Depreciation	4,528	544
Rent	114,159	113,272
Phone	34,949	38,334
Other expenses	85,837	64,786
Total expenses	$ 3,381,817	$ 3,772,545
EARNINGS BEFORE INCOME TAX EXPENSE	$ 14,318	$ 127,040
INCOME TAX EXPENSE	(6,000)	(53,876)
NET EARNINGS	$ 8,318	$ 73,164

SEE NOTES TO FINANCIAL STATEMENTS

ARM SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated) (Deficit)	Total
Balance, January 1, 2001	$ 250	$ 561,850	$ 190,765	$ 752,865
Net earnings	0	0	73,164	73,164
Balance, December 31, 2001	$ 250	$ 561,850	$ 263,929	$ 826,029
Net earnings	0	0	8,318	8,318
Capital contribution	0	161,372	0	161,372
Dividends	0	0	(506,270)	(506,270)
Balance, December 31, 2002	$ 250	$ 723,222	$ (234,023)	$ 489,449

SEE NOTES TO FINANCIAL STATEMENTS

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 8,318	$ 73,164
Adjustments to reconcile net earnings to		
Net cash provided by operating activities:		
Depreciation	4,529	544
Effects on operating cash flows due		
to changes in:		
Commission receivable	37,916	67,952
Prepaid assets	52,251	(54,453)
Commissions and fees payable	(32,633)	(76,240)
Other liabilities	(71,197)	56,836
Payable to parent company	(16,506)	(115,772)
Cash overdraft	(0)	(11,290)
Net cash used by operating activities	$ (17,322)	$ (59,259)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (2,047)	$ (18,823)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	$ (506,270)	$ 0
NET DECREASE IN CASH AND CASH EQUIVALENT	$ (525,639)	$ (78,082)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$ 922,995	$ 1,001,077
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 397,356	$ 922,995
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES		
Net payable to parent company converted to paid-in-capital	$ 161,372	$ 0

SEE NOTES TO FINANCIAL STATEMENTS

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Arm Securities Corporation are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (Parent). The Company's primary business is a distributor for various unaffiliated mutual funds and variable annuities.

Cash and Cash Equivalents - are distinguished based on liquidity. Cash and cash equivalents consist of money market and active asset accounts.

Accounts/commissions receivable - The Company's receivables consist primarily of 12b-1 revenues and commissions from the sale of variable annuities. Management believes all of its receivables are collectible. The Company has not recorded an allowance for doudtful accounts. The Company does not charge interest on its receibalbes.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized in the period earned.

Property and equipment - consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straightline depreciation methods.

Income Taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes (benefit) are calculated at 39.2% of the Company's pre tax book earnings

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **PROPERTY AND EQUIPMENT**

The Company's property consisted of the following:

2002

	Cost	Accumulated Depreciation	Cost Less Accumulated Depreciation
Office equipment	$ 24,114	$ 4,558	$ 19,556
Computer equipment	22,090	4,917	17,173
	$ 46,204	$ 9,475	$ 36,729

2001

	Cost	Accumulated Depreciation	Cost Less Accumulated Depreciation
Office equipment	$ 22,067	$ 2,252	$ 19,815
Computer equipment	22,090	2,695	19,395
	$ 44,157	$ 4,947	$ 39,210

NOTE 4 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its parent. The tax provision consists of the following:

	2002	2001
Federal	$ 4,900	$ 46,500
State	1,100	7,376
Total	$ 6,000	$ 53,876

A reconciliation of the difference between the expected income tax expense as computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	2002	2001
Expected income tax expense at the U.S. statutory rate	$ 4,900	$ 46,500
The affect of:		
Increase due to state taxes, net of U.S. federal income tax effects	1,100	7,376
Income tax expense	$ 6,000	$ 53,876

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $370,074 which was $345,074 in excess of its minimum required net capital of $25,000. The Company's net capital ratio was .45 to 1.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense were $154 and $2,438 for the years ended December 31, 2002 and 2001, respectively.

NOTE 7 - **CONCENTRATIONS**

The Company maintains its cash account at Morgan Stanley Dean Witter. The balance is insured by the Securities Investors Protection Corporation up to $500,000. The Company's uninsured cash balance was approximately $0 and $468,000 on December 31, 2002 and 2001 respectively.

NOTE 8 - **LEASE OBLIGATIONS**

The company leases office space in Minnesota and California. The monthly lease obligations are $900 and $7,409 respectively. The leases will expire March 31, 2003 and January 31, 2004, respectively. Total rent expense for the two leases was $99,708 for the years ended December 31, 2002 and 2001 respectively.

The company has several leases that expire over the next two years. The total rent expense for these leases were $14,451 and $13,564 for the years ended December 31, 2002 and 2001 respectively.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2002.

Years ending December 31,	
2003	$ 99,213
2004	13,769
Total minimum future rentals	$ 112,982

NOTE 9 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2002 and 2001 include 12b-1 receivables of $194,000 and $237,000 respectively. The receivable balances have been estimated by management based on its past experience and its consideration of the Company's current sales/volume activity. Because of the inherent uncertainties in estimating the 12b-1 revenues due to the company, it is at least reasonably possible that the estimate used could change in the near term.

SUPPLEMENTARY INFORMATION

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL		
Total stockholders' equity	$ 489,449	$ 826,029
Less non-allowable assets:		
Non-allowable receivables	(54,124)	(59,481)
Property and equipment	(36,729)	(39,210)
Prepaid assets	(20,664)	(72,915)
Haircuts on securities	(7,858)	(12,472)
Net capital	$ 370,074	$ 641,951
AGGREGATE INDEBTEDNESS	$ 165,236	$ 446,943
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 25,000	$ 29,796
Excess net capital at 1500%[2]	$ 359,058	$ 612,155
Excess net capital at 1000%[2]	$ 353,550	$ 597,257
Ratio: Aggregate indebtedness to net capital	.45 to 1	.69 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 370,074	$ 641,951
Net audit adjustments/reclassifications to allowable assets	0	0
Net capital per above	$ 370,074	$ 641,951

1. Minimum net capital requirements for the Company are the greater of 6⅔% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2002	2001
1500%	$ 11,016	$ 29,796
1000%	$ 16,524	$ 44,694

SEE ACCOUNTANT'S AUDIT REPORT

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2002

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Directors
Arm Securities Corporation
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedule of Arm Securities Corporation (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 21, 2003

BRADY, MARTZ & ASSOCIATES, P.C.